U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a)  of the  Public  Utility  Holding  Company  Act of  1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5 obligations
    may continue.  See Instruction 1(b)

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

               Ultimate Holdings, Ltd., a Bermuda limited company
_______________________________________________________________________________
   (Last)                         (First)                     (Middle)

                         13 Parliament St. Hamilton
_______________________________________________________________________________
                                    (Street)

                                 HM 12 Bermuda
_______________________________________________________________________________
   (City)                            (State)                (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

         GenesisIntermedia, Inc.              GENI
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person,if an Entity (Voluntary)
_______________________________________________________________________________
4.   Statement for Month/Year


_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

      05/01
_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                       [X]  10% Owner
     [ ]  Officer  (give  title  below)  [ ] Other (specify below)
_______________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security     2. Transaction    3.Transaction    4. Securities Acquired(A)   5. Amount of   6. Ownership    7.  Nature
   (Instr. 3)                  Date             Code           or Disposed of (D)         Securities       Form:             of
                            (Month/Date/     (Instr.8)         (Instr. 3,4 and 5)        Beneficially      Direct(D)      Indirect
                               Year)                                   A                 Owned at End         or        Beneficially
                                                                       or                   of Month      Indirect(I)     Ownership
                                             Code    V      Amount     D    Price      (Instr. 3 and 4)    (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                05/01/01          P             72,700     A    $11.3100                          D
Common Stock                05/02/01          P              1,900     A    $11.4658                          D
Common Stock                05/03/01          P              4,459     A    $11.4980                          D
Common Stock                05/04/01          P              1,400     A    $11.4100                          D
Common Stock                05/08/01          P              2,200     A    $11.5550                          D
Common Stock                05/11/01          P             28,500     A    $14.5600                          D
Common Stock                05/23/01          P            230,727     A    $16.5570                          D
Common Stock                05/24/01          P              1,200     A    $16.7600                          D
Common Stock                05/25/01          P            142,700     A    $16.7600                          D
Common Stock                05/29/01          P             48,200     A    $16.7600                          D
Common Stock                05/30/01          P             74,900     A    $16.7600                          D
Common Stock                05/31/01          P             34,500     A    $16.7600      9,414,338           D

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative      2. Conversion    3. Transaction  4.Transaction  5.  Number of Derivative       6. Date Exercisable and
   Security                    or Exercise         Date           Code         Securities Acquired (A)        Expiration Date
   (Instr. 3)                   Price of       (Month/Day/      (Instr. 8)       or Disposed of (D)           (Month/Date/Year)
                               Derivative          Year)                         (Instr. 3,4 and 5)            Date      Expiration
                                Security                        Code    V         A              D          Exercisable      Date
------------------------------------------------------------------------------------------------------------------------------------


 Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities) (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of    3. Transaction   7. Title and Amount     8.   Price        9. Number of   10. Ownership Form of     11. Nature of
   Derivative        Date           of Underlying         of Derivative      Derivative         Derivative              Indirect
   Security    (Month/Day/Year)      Securities              Security        Securities         Security:              Beneficial
   (Instr. 3)                      (Instr. 3 and 4)        (Instr. 5)       Beneficially       Direct (D) or            Ownership
                                          Amount or Number                  Owned at End of    Indirect (I)            (Instr. 4)
                                  Title       of Shares                     Month (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

Colette Johnston is the Company Administrator of Ultimate Holdings, Ltd.

     This amendment is being filed to correct the total amount reported for shares beneficially owned by Ultimate Holdings, Ltd. in column 5 of Table I. The aggregate amount of shares beneficially owned by the Reporting Person as of May 31, 2001 was 9,414,338.

     The aggregate reported total of 9,414,338 is 285,659 shares less than the total that was reported in Reporting Person's Form 4 filed on May 2, 2001 for April 2001 because the total for that month was incorrect. The totals reported for the months September 2000 through March 2001 were also incorrect due to errors in calculating totals for reported purchases and sales.

     The reported purchases and sales for each of these months was, however, correct.

     The correct totals for the months, adjusted to reflect the 3 for 1 stock split effective March 21, 2001, should have been:

                Month                   Total

             September 2000             5,153,610
             October 2000               6,023,610
             November 2000              6,353,610
             December 2000              7,332,939
             January 2001               7,803,939
             February 2001              8,186,889
             March 2001                 8,585,224
             April 2001                 8,770,952
             May 2001                   9,414,338


     The purchases and sales reported in each of those months were correct, so no amendments to those reported transactions is necessary.

 /s/ Colette Johnston                           July 2, 2001
________________________________            ______________________
**Signature of Reporting Person              Date


**International misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                       2